Filed pursuant to Rule 253(g)(2)

File No. 024-12380

SUPPLEMENT NO 3. DATED JUNE 3, 2024 TO

OFFERING CIRCULAR DATED FEBRUARY 21, 2024

Miso Robotics, Inc.

680 East Colorado Blvd, Suite 330

Pasadena, CA 91101

This Supplement No. 3 reflects a change in terms for DealMaker Securities LLC (the “Broker). The maximum compensation to the Broker and its affiliates remains the same, however two specific fees have been adjusted:

•	The monthly fee has decreased to $5,000 (up to a max of $30,000).
•	The maximum fees for supplementary marketing services has increased to $756,875.

The maximum cash commissions and other gees in aggregate to the Broker does not change as a result of the fee adjustment, with the maximum compensation remaining at $1,801,874.98.

This Supplement No. 3 to the Offering Circular should be read in conjunction with the Offering Circular dated March 27, 2024, and supplemented on April 2, 2024 and May 1, 2024 and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements the information contained in the Offering Circular.

The Offering Circular and supplements are available here:

•	Offering Circular is available HERE.
•	Supplement No. 1 is available HERE.
•	Supplement No. 2 is available HERE.